

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Sabine Chalmers
Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1, 3000 Leuven
Belgium

> **Re: Anheuser-Busch InBev SA/NV**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2009**
> **Filed April 15, 2010**
> **Supplemental Response**
> **Filed June 10, 2010**
> **File No. 001-34455**

Dear Ms. Chalmers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Financial Statements

Notes to Financial Statements

General

1. We note your response to our prior comment two. In addition to your disclosure of depreciation, amortization, and impairment charges and employee benefits expenses, please provide us with a discussion of your consideration of the requirement to disclose additional information on the nature of expenses to meet the objectives of paragraphs 104-105 of IAS 1.

Sabine Chalmers
Anheuser-Busch InBev SA/NV
June 22, 2010
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian K.
Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the
financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant